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FILE NO. 82-3311

February 4, 2005

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the documents of which contents were announced by the Company.

- Results of the Special Early Retirement Incentive Plan (dated January 31, 2005) (English translation) and
- Consolidated Financial Results for the Nine Months ended December 31, 2004 (dated January 31, 2005) (English translation).

Yours very truly,

[signature]

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

(Translation)

January 31, 2005

Results of the Special Early Retirement Incentive Plan

Shiseido Company, Ltd.

Listing: Tokyo Stock Exchange, First Section Code Number: 4911

Representative: Morio Ikeda, President & CEO (Representative Director)

Contact Information: Masato Hashikawa, General Manager of Investor Relations Department

Telephone: +81-3-3572-5111

Shiseido Co., Ltd. (President: Morio Ikeda; Head Office: Chuo-ku, Tokyo) reported that the Special Early Retirement Incentive Plan, announced on October 28, 2004, has reached its application deadline. Application results and the impact on financial results are as follows.

1. Outline of the Solicitation

(1) Eligibility: Full-time employees working for the Company and its domestic Group companies who will be between 50 and 59 years of age, and will have been in service for 15 or more years, as of March 31, 2005.

(2) Number of applications sought: Approx. 1,000

(3) Application period: From December 13 to December 24, 2004

(4) Date of retirement: March 31, 2005

(5) Retirement incentive: An additional lump-sum amount will be added to the ordinary retirement benefit. Reemployment support services will also be offered to applicants.

2. Application Results

(1) Number of applicants: 1,364

(2) Total amount of additional lump-sum payments:
[Consolidated] Approx. ¥30 billion
[Non-consolidated] Approx. ¥11 billion

3. Impact on Financial Results:

The Company will account for the above additional lump-sum payments as an extraordinary loss in the year ending March 31, 2005. The impact has been reflected in "3. Revision to the Operating Results Forecast for the Fiscal Year ending March 31, 2005" within the "Consolidated Financial Results for the Nine Months ended December 31, 2004", announced today.

• (Translation)

January 31, 2005

Consolidated Financial Results for the Nine Months ended December 31, 2004

Shiseido Company, Ltd.

Listing: **Tokyo Stock Exchange, First Section**
Code Number: **4911**
URL: **http://www.shiseido.co.jp/e/**
Representative: **Morio IKEDA (Mr.), President/ CEO & Representative Director**
Contact: **Masato HASHIKAWA (Mr.), General Manager of Investor Relations Department**
Telephone: **+81-3-3572-5111**

1. Notes to Quarterly Financial Statements

(1) Simplified accounting method adopted: None

(2) Difference in accounting methods compared with most recent fiscal year: None

(3) Changes in consolidation and scope of application for equity method: Yes
Newly consolidated companies: 7
Excluded consolidated companies: 3
Newly included under equity method: –
Excluded under equity method: 2

2. Operating Results for the First Nine Months of the Fiscal Year ending March 31, 2005 (From April 1, 2004 to December 31, 2004)

(1) Progress in Operating Results (Consolidated)

*Amounts under one million yen have been rounded down.

(Millions of yen, except for per share figures)

	Net Sales	Income from Operations	Ordinary Income
Nine Months ended Dec. 31, 2004	472,174 (+2.7)	24,461 (–16.1)	27,401 (+2.4)
Nine Months ended Dec. 31, 2003	459,604 (–)	29,147 (–)	26,771 (–)
Fiscal Year ended March 31, 2004	624,248	39,052	35,852

	Net Income	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)
Nine Months ended Dec. 31, 2004	13,732 (+16.1)	32.91	32.91
Nine Months ended Dec. 31, 2003	11,823 (–)	28.38	28.38
Fiscal Year ended March 31, 2004	27,541	64.94	64.94

(Note) Numbers in parentheses alongside net sales, income from operations, ordinary income and net income indicate percentage increase/decrease over previous corresponding term.

A Supplementary Explanation Regarding Progress in Operating Results (Consolidated)

In the three quarters under review – the nine-month period ended December 31, 2004 (2004/4/1–2004/12/31)–, although the Japanese economy showed slight tones of recovery led by improvements in corporate earnings and increases in capital investments, the overall environment remained difficult, as the rise in consumer spending slowed down.

Under these conditions, Shiseido Company, Limited (the Company) pursued "proactive" management by investing aggressively, with aims to expand share in the domestic cosmetics market and to strengthen development in the Chinese market.

As a result, in the nine months under review, domestic sales slightly exceeded the preceding year's level, while overseas sales, centering on China, expanded. Consolidated net sales totaled ¥472,174 million, an increase of 2.7% year-on-year.

Income from operations dropped 16.1% from the previous corresponding period, to ¥24,461 million, reflecting the aggressive marketing expenditures, such as advertising and promotions centered on domestic cosmetics business. However, ordinary income increased 2.4% year-on-year, to ¥27,401 million, due to the improvement of non-operating income/expenses.

Net income increased 16.1% year-on-year, to ¥13,732 million, owing to an extraordinary gain from the pension program revision.

(2) Changes in Financial Position (Consolidated)

(Millions of yen, except for per share figures)

	Total Assets	Shareholders' Equity	Equity Ratio (%)	Shareholders' Equity per Share (Yen)
December 31, 2004	696,724	381,639	54.8	921.59
December 31, 2003	624,224	355,368	56.9	857.62
March 31, 2004	626,730	374,549	59.8	903.74

A Supplementary Explanation Regarding Changes in Financial Position (Consolidated)

Compared with the previous fiscal year-end (March 31, 2004), total assets as of December 31, 2004 increased ¥69,994 million and shareholders' equity increased ¥7,089 million.

Major factors causing the change in assets included a ¥28,497 million increase in short-term investments in securities and a ¥34,097 million increase in investments and other assets. Prepaid pension expenses, caused by the pension program revision, largely accounted for the increase in investments and other assets. For liabilities, corporate bonds rose ¥50,169 million, short-term and long-term included. This is due to issuance of ¥50,000 million in domestic corporate straight bonds in May 2004.

[Consolidated Cash Flows]

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Term-End
Nine Months ended Dec. 31, 2004	22,970	–27,360	36,758	95,346
Nine Months ended Dec. 31, 2003	16,726	–31,279	–36,333	50,520
Fiscal Year ended March 31, 2004	47,074	–43,033	–45,884	59,364

3. Revision to the Operating Results Forecast for the Fiscal Year ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

As announced today, due to the implementation of the Special Early Retirement Incentive Plan, the Company will account for additional retirement payments (approx. ¥30 billion consolidated; approx. ¥11 billion non-consolidated) as an extraordinary loss in the present fiscal year. Based on this, the Company has revised its full-year forecast, as shown below.

(1) Consolidated

(Millions of yen, %)

	Net Sales	Ordinary Income	Net Income
Previous Forecast (A) (Announced October 28, 2004)	645,000	24,000	12,000
Revised Forecast (B)	645,000	30,000	-14,000
Change (B-A)	—	6,000	-26,000
Change (%)	—	+25.0	-216.7
Results for Previous Term (Fiscal year ended March 31, 2004)	624,248	35,852	27,541

(2) Non-Consolidated

(Millions of yen, %)

	Net Sales	Ordinary Income	Net Income
Previous Forecast (A) (Announced October 28, 2004)	240,000	10,000	7,000
Revised Forecast (B)	240,000	15,000	1,000
Change (B-A)	—	5,000	-6,000
Change (%)	—	+50.0	-85.7
Results for Previous Term (Fiscal year ended March 31, 2004)	218,255	22,760	15,803

[Attachments]

1. Consolidated Quarterly Balance Sheets (Summary)

(Millions of yen, %)

	Nine Months ended Dec. 2004 (Dec. 31,2004)	Nine Months ended Dec 2003 (Dec. 31,2003)	Increase / Decrease Year-on-Year		Fiscal Year ended Mar. 2004 (Mar.31,2004)
	Amount	Amount	Amount	% change	Amount
(ASSETS)					
I. Current Assets					
1.Cash and Time Deposits	46,327	35,979	+10,347	+28.8	39,204
2.Notes and Accounts Receivable	103,424	101,257	+2,167	+2.1	109,546
3.Short-Term Investments in Securities	50,846	16,113	+34,732	+215.5	22,349
4.Inventories	69,061	68,474	+587	+0.9	65,707
5.Other Current Assets	30,440	33,092	–2,651	–8.0	27,367
Total Current Assets	**300,100**	**254,917**	**+45,182**	**+17.7**	**264,175**
II. Fixed Assets					
1.Tangible Fixed Assets	166,833	169,884	–3,050	–1.8	167,645
2.Intangible Fixed Assets	56,529	58,253	–1,724	–3.0	55,745
3.Investments and Other Assets	173,261	141,168	+32,092	+22.7	139,164
Total Fixed Assets	**396,624**	**369,306**	**+27,317**	**+7.4**	**362,555**
Total Assets	**696,724**	**624,224**	**+72,500**	**+11.6**	**626,730**
(LIABILITIES)					
I. Current Liabilities					
1.Notes and Accounts Payable	52,716	48,608	+4,108	+8.5	55,330
2.Bonds Redeemable within 1 year	30,635	10,755	+19,879	+184.8	32,522
3.Accrued Amount Payable	43,121	37,192	+5,929	+15.9	41,354
4.Other Current Liabilities	42,114	47,444	–5,330	–11.2	47,401
Total Current Liabilities	**168,587**	**144,000**	**+24,586**	**+17.1**	**176,608**
II. Long-Term Liabilities					
1.Corporate Bonds	64,080	33,960	+30,120	+88.7	12,023
2.Reserve for Employees' Retirement Benefits	48,648	66,099	–17,450	–26.4	40,788
3.Other Long-Term Liabilities	21,339	13,247	+8,092	61.1	11,973
Total Long-Term Liabilities	**134,069**	**113,307**	**+20,762**	**+18.3**	**64,785**
Total Liabilities	**302,656**	**257,308**	**+45,348**	**+17.6**	**241,394**
(MINORITY INTERSTS)					
Minority Interests	**12,428**	**11,547**	**+880**	**+7.6**	**10,786**
(SHAREHOLDERS' EQUITY)					
Total Shareholders' Equity	**381,639**	**355,368**	**+26,271**	**+7.4**	**374,549**
Total Liabilities, Minority Interests, and Shareholders' Equity	696,724	624,224	+72,500	+11.6	626,730

*Amounts under one million yen have been rounded down.

2. Consolidated Quarterly Statements of Income (Summary)

(Millions of yen, %)

	Nine Months ended Dec. 2004 (Apr. 1 – Dec. 31,2004)	Nine Months ended Dec. 2003 (Apr. 1 – Dec. 31,2003)	Increase / Decrease Year-on-Year		Fiscal Year ended Mar. 2004 (Apr. 1,2003 – Mar.31,2004)
	Amount	Amount	Amount	% change	Amount
I. Net Sales	**472,174**	**459,604**	**+12,570**	**+2.7**	**624,248**
II. Cost of Sales	**156,270**	**153,256**	**+3,013**	**+2.0**	**209,043**
Gross Income	315,904	306,347	+9,557	+3.1	415,204
III. Selling, General and Administrative Expenses	**291,443**	**277,199**	**+14,243**	**+5.1**	**376,152**
Income from Operations	**24,461**	**29,147**	**–4,686**	**–16.1**	**39,052**
IV. Other Income	8,190	3,859	+4,330	+112.2	5,027
V. Other Expenses	5,250	6,236	–985	–15.8	8,227
Ordinary Income	**27,401**	**26,771**	**+630**	**+2.4**	**35,852**
VI. Extraordinary Income	2,566	2,182	+384	+17.6	28,914
VII. Extraordinary Loss	566	1,901	–1,334	–70.2	12,031
Income before Income Taxes	**29,401**	**27,052**	**+2,349**	**+8.7**	**52,735**
Income Taxes, etc.	**15,669**	**15,228**	**+440**	**+2.9**	**25,194**
Net Income	**13,732**	**11,823**	**+1,908**	**+16.1**	**27,541**

*Amounts under one million yen have been rounded down.

3. Consolidated Quarterly Statements of Retained Earnings (Summary)

(Millions of yen)

	Nine Months ended Dec. 2004 (Apr. 1 – Dec. 31,2004)	Nine Months ended Dec. 2003 (Apr. 1 – Dec. 31,2003)	Fiscal Year ended Mar. 2004 (Apr. 1,2003 – Mar.31,2004)
	Amount	Amount	Amount
(CAPITAL SURPLUS)			
I. Balance at Beginning of Term	**70,258**	**70,258**	**70,258**
II. Balance at End of Term	**70,258**	**70,258**	**70,258**
(EARNED SURPLUS)			
I. Balance at Beginning of Term	**260,493**	**242,462**	**242,462**
II. Increase in Earned Surplus	13,732	11,823	**27,541**
Net Income	13,732	11,823	27,541
III. Decrease in Earned Surplus	**9,358**	**9,094**	**9,510**
1.Cash Dividends Paid	9,113	8,741	8,741
2.Other Decreases	244	352	769
IV. Balance at End of Term	**264,867**	**245,192**	**260,493**

*Amounts under one million yen have been rounded down.

4. Consolidated Quarterly Statements of Cash Flows (Summary)

(Millions of yen)

	Nine Months ended Dec. 2004 (Apr. 1 – Dec. 31,2004)	Nine Months ended Dec. 2003 (Apr. 1 – Dec. 31,2003)	Fiscal Year ended Mar. 2004 (Apr. 1,2003 – Mar.31,2004)
I. Cash Flows from Operating Activities			
1.Income before Income Taxes	29,401	27,052	52,735
2.Depreciation	20,115	20,165	27,218
3.Other Increase/Decrease	–19,089	–15,463	–18,087
Subtotal	30,427	31,754	61,866
4.Income Taxes Paid, etc.	–7,456	–15,028	–14,792
Net Cash Provided by Operating Activities	**22,970**	**16,726**	**47,074**
II. Cash Flows from Investing Activities			
1.Purchase/Sales of Marketable Securities and Investment Securities	–13,155	3,821	3,725
2.Acquisition/Sales of Tangible Fixed Assets	–9,457	–11,850	–14,352
3.Increase/Decrease in Other Assets	–4,748	–23,250	–32,406
Net Cash Provided by Investing Activities	**–27,360**	**–31,279**	**–43,033**
III. Cash Flows from Financing Activities			
1.Net Increase/Decrease in Bonds and Debts	46,254	–22,806	–31,162
2.Net Proceeds from Purchase/Sale of Treasury Stocks	–251	–5,098	–5,150
3.Other Increase/Decrease	–9,244	–8,428	–9,572
Net Cash Provided by Financing Activities	**36,758**	**–36,333**	**–45,884**
IV. Translation Gain/Loss Related to Cash and Cash Equivalents	**921**	**–76**	**–275**
V. Net Change in Cash and Cash Equivalents	**33,290**	**–50,962**	**–42,119**
VI. Cash and Cash Equivalents at Beginning of Term	**59,364**	**101,103**	**101,103**
VII. Net Change in Cash and Cash Equivalents Due to Newly Consolidated Companies	**2,691**	**380**	**380**
VIII. Cash and Cash Equivalents at End of Term	**95,346**	**50,520**	**59,364**

*Amounts under one million yen have been rounded down.

5. Consolidated Net Sales

(1) Sales by Industry Segment

(Millions of yen, %)

	Nine Months ended Dec. 2004 (Apr. 1 – Dec. 31,2004)	Nine Months ended Dec. 2003 (Apr. 1 – Dec. 31,2003)	Increase / Decrease Year-on-Year		Fiscal Year ended Mar. 2004 (Apr. 1 ,2003– Mar.31,2004)
	Amount	Amount	Amount	% change	Amount
Cosmetics	372,412	361,472	+10,940	+3.0	489,587
Toiletries	45,257	47,492	–2,235	–4.7	66,396
Others	54,504	50,639	+3,865	+7.6	68,264
Net Sales	472,174	459,604	+12,570	+2.7	624,248

(2) Sales by Geographic Segment

(Millions of yen, %)

	Nine Months ended Dec. 2004 (Apr. 1 – Dec. 31,2004)	Nine Months ended Dec. 2003 (Apr. 1 – Dec. 31,2003)	Increase / Decrease Year-on-Year		Fiscal Year ended Mar. 2004 (Apr. 1,2003 – Mar.31,2004)
	Amount	Amount	Amount	% change	Amount
Domestic Sales	347,707	345,739	+1,967	+0.6	465,287
Americas	31,840	31,716	+124	+0.4	43,523
Europe	57,119	51,738	+5,381	+10.4	72,463
Asia/Oceania	35,508	30,410	+5,097	+16.8	42,973
Total Overseas	124,467	113,864	+10,603	+9.3	158,960
Net Sales	472,174	459,604	+12,570	+2.7	624,248

(3) Export Sales and Sales by Overseas Subsidiaries

(Millions of yen, %)

	Nine Months ended Dec. 2004 (Apr. 1 – Dec. 31,2004)	Nine Months ended Dec. 2003 (Apr. 1 – Dec. 31,2003)	Increase / Decrease Year-on-Year		Fiscal Year ended Mar. 2004 (Apr. 1,2003 – Mar.31,2004)
	Amount	Amount	Amount	% change	Amount
Americas	33,138	33,524	–385	–1.2	45,807
Europe	53,268	47,799	+5,468	+11.4	68,103
Asia/Oceania	40,196	34,560	+5,636	16.3	48,485
Overseas Sales	126,603	115,884	+10,718	+9.2	162,397

6. Notes to Accounting Policy of Quarterly Financial Statements

The Company has prepared the quarterly financial statements based on the accounting policy of consolidated interim financial statements.